SECURITIE[S AND EXCHANGE COMM]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BENGAL PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 SOUTHFIELD AVENUE, SUITE 114
(No. And Street)

FEB 28 2002

WATERSIDE – STAMFORD,	CT.	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENNARO J. FULVIO (212) 490-3113
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

ORAM, YELON & BERNSTEIN, P.C.
(Name - *if individual state last, first, middle name*)

420 LEXINGTON AVENUE, SUITE 2150	NEW YORK	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, GENNARO J. FULVIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BENGAL PARTNERS, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2002

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF
BENGAL PARTNERS, LLC

We have audited the accompanying statement of financial condition of Bengal Partners, LLC, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bengal Partners, LLC as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

NEW YORK, NEW YORK
FEBRUARY 6, 2002

Oram, Yelon & Bernstein, P.C.

ORAM, YELON & BERNSTEIN, P.C.

BENGAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Assets	
Cash	$ 47,752
Deposit with clearing broker	100,000
Receivable from clearing broker	74,130
Prepaid expenses and taxes	21,398
Fixed assets (net of accumulated depreciation of $63,651)	19,481
Security deposits	2,784
Total Assets	$ 265,545
Liabilities & Capital	
Liabilities	
Accounts payable	$ 9,947
Accrued expenses and taxes	70,532
Capital lease obligation	13,952
Total Liabilities	94,431
Capital	171,114
Total Liabilities & Capital	$ 265,545

The accompanying notes are an integral part of these financial statements.

BENGAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1. Significant Accounting Policies & Concentrations of Credit Risk

Bengal Partners, LLC was organized as a Delaware Limited Liability Company on March 1, 1998. The Company is primarily engaged in activity as a broker-dealer of securities from its offices in Stamford, Connecticut. It began such activities in June 1998. The Company operates on a fully disclosed basis through a clearing broker. Commission income and related expenses are recorded on a trade date basis.

The Company maintains cash balances at several financial institutions in the New York Metropolitan area. Bank balances are insured by the Federal Deposit Insurance Corporation. Assets deposited with the clearing broker are not insured by the Securities Investor Protection Corporation.

Furniture & Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over estimated useful lives of the assets.

Leasehold Improvements

Leasehold improvements are being amortized on a straight line basis over a seven-year period.

Note 2. Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Note 3. Deposit with Clearing Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker to maintain a collateral account during the term of the agreement to secure its obligations under the agreement. Such collateral is returnable to the Company within 30 days of termination of the agreement.

Note 4. Net Capital Required

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of NASD, also provides that equity capital may not be withdrawn or cash dividends paid if, the resulting net capital ratio would exceed 10 to 1.

At December 31, 2001 the Company had net capital of $127,451 which was $77,451 in excess of its required net capital of $50,000. The Company's net capital ratio was .74 to 1.0.

Note 5. Leases

The Company occupies space in Stamford, Connecticut under a one-year lease extension expiring April 30, 2002.

Rent expense for the year ended December 31, 2001 was $44,252.

Note 6. Capital Lease Obligation

During the year ended December 31, 2000, the Company incurred capital lease obligations of $19,912 in connection with the acquisition of a new copier and two computers. The terms of the copier lease include monthly installments of $265 for 60 months with an annual imputed interest rate of 7.17 percent. The terms of the computer lease include monthly payments of $188 for 47 months with an annual imputed interest rate of 15.99 percent.

Future minimum payments including interest are as follows:

2002	$ 5,436
2003	5,436
2004	5,248
2005	530
Total	$ 16,650

BENGAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001